VIOMI TECHNOLOGY CO., LTD

September 21, 2018

VIA EDGAR

Mr. Robert Littlepage

Mr. Joseph Cascarano

Ms. Kathleen Krebs

Mr. Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Viomi Technology Co., Ltd (CIK No. 0001742770)

Registration Statement on Form F-1 (Registration No. 333-227063)

Registration Statement on Form 8-A (Registration No. 001-38649)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Viomi Technology Co., Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 5:00 p.m., Eastern Time on September 24, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that Morgan Stanley & Co. LLC and China International Capital Corporation Hong Kong Securities Limited, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

VIOMI TECHNOLOGY CO., LTD

By:	/s/ Xiaoping Chen
	Name:	Xiaoping Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Issuer Acceleration Request]